Contact

www.linkedin.com/in/mayersteve (LinkedIn)
www.sdmayer.com (Company)

Top Skills

Mergers
Accounting
Tax

Steve Mayer

Founder of SD Mayer & Associates; Author of two books; Entrepreneur and More
San Francisco, California, United States

Summary

Stephen D. Mayer was born in San Francisco in 1954, where he attended Riordan High School and then U.C. Berkeley.

He is a CPA by trade, however, his entrepreneurial nature has lead him to be involved in starting over 18 different businesses, including two accounting firms, a few restaurants, a bookstore chain, a catering business, real estate, and a number of nonprofit foundations. His companies have been listed as a Best Place to work over ten times. He's served on over 20 nonprofit boards and aways finds a way to give back.

He is also the author of two books, with a third on the way.

The first book, The Toughest Guy I Ever Knew and Other Short Stories, is personal in nature, with short stories that provide bits of advice on business and life and are sprinkled with humor and his philosophy on running his businesses.

The second book, 5 Buckets, 4 Shovels, a Beach and a Map: A Guide to Financial Security, is a book for adults of every age and income, written using simple language and illustrations to help convey the complicated subject of financial planning.

A third book, which is nearly complete, will be about adulting for young adults regarding personal finance. We have found that young people are graduating from high school without any knowledge of how to pay a bill, get a credit card or open a bank account. This book provides some baseline knowledge on a variety of topics so that kids will have a chance as they navigate into adulthood.

He lives in San Mateo with his wife, Patty, of over 25 years and has three children—Dylan, and twins, Kenzie and Nicola.

He is a man of many traditions, including over 40 consecutive years of backpacking with his group of friends. For fun, when he turned 60, he completed an Ironman “because it seemed like a worthy goal”. At 65, he shows no signs of slowing down still going for a bike ride or jog at 5 a.m. ... don't be surprised if you get a call at 4 a.m. from Steve wondering why you slept in.

Experience

SD Mayer & Associates LLP
Founder & Managing Partner
November 2012 - Present (10 years 3 months)
235 Montgomery Street San Francisco, CA 94104

Steve Mayer has 40 years of professional experience working with individuals, public and private businesses. His experience involves every side of SD Mayer & Associates’ practice areas, such as accounting, tax, consulting, auditing, wealth management and more. His services include audits and reviews of financial statements, implementation of computer and accounting systems, preparation of forecasts and budgets, litigation support, bankruptcy consultation, valuations, and business plan and loan package development. In addition, he has consulted with management concerning SEC requirements, mergers, reorganization and acquisition of businesses, and negotiation of venture capital financing.

SDM Advisors LLP
Founder & Managing Partner
November 2012 - Present (10 years 3 months)
San Francisco Bay Area

At SD Mayer, we are financial advisors located in the San Francisco Bay Area and Seattle you can rely on for effective, strategic, private wealth management. Our specialized team is dedicated to extinguishing all concerns you and your family may have about your financial security. Our firm was founded on the idea that we didn’t want to just be accountants, but to be trusted financial advisors who could focus on wealth planning and investment strategy that could help you and your family now and into the future.

Burr Pilger Mayer
Founder & Managing Partner
July 1986 - October 2012 (26 years 4 months)

Steve was the CEO for 25 years. During this time the firm grew from 5 employees to over 400. BPM is a full service accounting, consulting and wealth management firm with six offices throughour the San Francisco Bay Area

Coopers & Lybrand
Senior manager
July 1976 - June 1986 (10 years)
San Francisco

Senior Manager in the Emerging Business group working with start ups, private companies and pre-IPO companies

Education

UC Berkeley Haas School of Business
MBA/ BS, Accounting, finance, marketing · (1972 - 1980)

Riordan High School, San Francisco, California
· (1968 - 1972)